Exhibit 4.2

CREDIT AGREEMENT
Among
ABN AMRO BANK N.V.
(THE “BANK”)
and
TELVENT CANADA LTD
(THE “BORROWER”)
Dated as of March 31, 2008

Table of Contents

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Per Annum Calculations	13
1.3	Currency	13
1.4	Interest Act (Canada)	13
1.5	Application Of Generally Accepted Accounting Principles	13
1.6	Computation Of Time Periods	13
1.7	Schedules	14
Article 2 THE CREDIT FACILITY		14
2.1	The Credit Facility	14
2.2	Manner Of Borrowing	14
2.3	Purpose	14
2.4	Availability of the Credit Facility	15
2.5	Availability Of Facility A Advances	15
2.6	Availability Of Facility B Advances	15
2.7	Availability Of Facility C Advances	15
2.8	Drawdown And Conversion Restrictions	16
2.9	Notice Periods For Drawdowns, Conversions And Rollovers	16
2.10	Bank’s Obligations With Respect To Canadian Prime Rate
	Loans, U.S. Base Rate Loans and Libor Loans	16
2.11	Irrevocability	16
2.12	Cancellation Or Reduction Of Credit Facility	16
2.13	Nature Of Credit Facility	17
Article 3 SECURITY		17
3.1	Grant Of Security	17
Article 4 CONDITIONS PRECEDENT TO DRAWDOWNS		17
4.1	Conditions For First Drawdown	17
4.2	Subsequent Drawdowns	18
4.3	Waiver	18
Article 5 EVIDENCE OF DRAWDOWNS		18
5.1	Account Of Record	18
Article 6 PAYMENTS OF INTEREST AND FEES		19
6.1	Interest On Canadian Prime Rate Loans	19
6.2	Interest On U.S. Base Rate Loans	19
6.3	Interest On Libor Loans	19
6.4	No Deduction Etc.	20
6.5	Limit On Rate Of Interest	20
Article 7 ROLLOVERS		20
7.1	Selection Of Interest Periods	20
7.2	Partial Rollovers	20
Article 8 LETTER OF CREDIT FACILITY		20
8.1	Obligation To Issue Letters Of Credit	20
8.2	Types And Amounts	21
8.3	Conditions	21

8.4	Letter Of Credit Fees	21
Article 9 CONVERSION OPTIONS		22
9.1	Conversion Options	22
Article 10 REPAYMENT		22
10.1	Repayment Of Excess Over Credit Facility	22
10.2	Optional Repayment Of Principal	23
10.3	Mandatory Repayments	23
Article 11 PLACE AND APPLICATION OF PAYMENTS		23
11.1	Place Of Payment Of Principal, Interest And Fees	23
11.2	Funds	24
11.3	Application Of Payments	24
Article 12 REPRESENTATIONS AND WARRANTIES		24
12.1	Representations And Warranties	24
12.2	Nature Of Representations And Warranties	29
Article 13 COVENANTS		29
13.1	Affirmative Covenants Of The Borrower	29
13.2	Negative Covenants Of The Borrower	33
13.3	“Most Favored Nations” Covenant	33
13.4	Successor Corporation	34
Article 14 EVENTS OF DEFAULT AND ACCELERATION		34
14.1	Events Of Default	34
14.2	Acceleration	36
14.3	Default Interest	37
14.4	Remedies Cumulative And Waivers	37
14.5	Termination Of Bank’s Obligations	38
Article 15 CHANGE OF CIRCUMSTANCES		38
15.1	Market Disruption	38
15.2	Change In Law	38
15.3	Repayment Of Affected Loan	39
15.4	Illegality	40
Article 16 COSTS, EXPENSES AND INDEMNIFICATION		40
16.1	Costs And Expenses	40
16.2	Set-Up Fee	41
16.3	Indemnification By The Borrower	41
16.4	Interest On Unpaid Costs And Expenses	41
Article 17 GENERAL		42
17.1	Confidentiality Of Information	42
17.2	Notice	42
17.3	Governing Law	43
17.4	Consent To Jurisdiction	43
17.5	Judgment Currency	44
17.6	Benefit Of The Agreement	44
17.7	Assignment And Novation	44
17.8	Severability	44
17.9	Whole Agreement	45
17.10	Amendments And Waivers	45

17.11	Further Assurances	45
17.12	Binding Effect	45
17.13	Time Of The Essence	45
17.14	Counterpart Execution	45

CREDIT AGREEMENT
THIS AGREEMENT MADE as of March 31, 2008.
BETWEEN:
Telvent Canada Ltd., a Corporation, incorporated under the Laws of Canada, and having an office in the City of Calgary in the Province of Alberta (herein referred to as the “Borrower”)
OF THE FIRST PART
— and —
ABN AMRO Bank N.V., a Canadian Branch of a Foreign Bank, under the Bank Act (Canada), and having an office in the City of Toronto in the Province of Ontario (herein referred to as the “Bank”)
OF THE SECOND PART
WHEREAS the Borrower has requested the Credit Facility in an amount up to U.S. $21,000,000, or the Equivalent Amount in Canadian Dollars. Borrowings under Facility A will be used specifically to refinance all amounts outstanding as at March 31, 2008 under the 2003 Credit Agreement in respect of “Facility A” thereunder and for working capital and general corporate purposes; borrowings under Facility B will be used to facilitate certain Hedging Agreements; and borrowings under Facility C will be used for the purposes of replacing the outstanding Letter of Credits as at March 31, 2008 under the 2003 Credit Agreement in respect of “Facility C” thereunder and for issuing additional standby letters of credit or bank guarantees up to the Facility C Maximum Amount.
NOW THEREFORE, in consideration of the terms, covenants, conditions and provisions hereof, given or made by each party hereto, to or in favour of all or any of the other parties hereto, and other good and valuable consideration (receipt and sufficiency whereof is hereby acknowledged by each party receiving the same) the parties hereto mutually covenant and agree as follows.
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless something in the subject matter or context is inconsistent therewith:
1.1.1 “2003 Credit Agreement” means that credit agreement between the Bank and the Borrower, dated May 2, 2003, as amended from time to time.
1.1.2 “Additional Compensation” has the meaning set out in Section 15.2.

1.1.3 “Advance” means an advance of funds made by the Bank to the Borrower pursuant to the provisions hereof.
1.1.4 “Affiliate” when used to indicate a relationship of one Person with another Person, means a Person (the “First Person”) of which another Person (the “Second Person”) beneficially owns or controls, directly or indirectly:
(a)	more than 30% of all of the voting securities of the First Person if the First Person is a an entity, the voting securities of which are publicly listed, or

(b)	more than 50% of all of the voting securities of the First Person if the First Person is an entity, the voting securities of which are not publicly listed, or

(c)	the right to direct, or cause the direction of, the management and policies of the First Person by contract, or otherwise.
1.1.5 “Agreement” means this agreement and all amendments made hereto in accordance with the provisions hereof.
1.1.6 “Alternative Financing Arrangement” means any financing arrangement between the Borrower and any other Person or Persons, other than the Bank or its Affiliates, including but not limited to any form of credit facility, facility for the provision of letters of credit or letters of guarantee, Off-Balance Sheet Liabilities or Hedging Agreements, but shall exclude the Master Accounts Receivable Purchase Agreement among ABN AMRO Bank N.V., Telvent Canada Ltd., Telvent USA Inc. and Miner And Miner, Consulting Engineers, Incorporated Dated as of December 7, 2007.
1.1.7 “Applicable L/C Fee Percentage” means the factor for determining the fee to be charged by the Bank to the Borrower, calculated on the basis of a rate per annum equal to 0.75 percent of the face amount of the Letter of Credit at the time of issuance by the Bank.
1.1.8 “Bank” means ABN AMRO Bank N.V.
1.1.9 “Banking Day” means in respect of (i) Canadian Prime Loans, a day on which banks are open for business in Toronto, Ontario, (ii) U.S. Base Rate Loans a day on which banks are open for business in Toronto, Ontario, and New York, New York, (iii) Libor Loans in Canadian Dollars a day on which banks are open in Toronto, Ontario, and London, England, (iv) Libor Loans in United States Dollars a day on which banks are open in Toronto, Ontario, New York, New York and London, England and for all other purposes shall mean a day on which banks are open in Toronto, Ontario and Chicago, Illinois, but does not in any event include a Saturday or a Sunday.
1.1.10 “Base Rate Margin” means an additional amount of Zero (0) basis points per annum to be added to the Canadian Prime Rate or the U.S. Base Rate, as the case may be, for the purposes of calculating the amount of interest to be paid by the Borrower hereunder.
1.1.11 “Borrower” means Telvent Canada Ltd.

1.1.12 “Borrower’s Audited Financial Statements” means the audited financial statements that the Borrower is required to deliver to the Bank pursuant to Section 13.1.6(a).
1.1.13 “Borrower’s Financial Statements” means the Borrower’s Audited Financial Statements and the Borrower’s Interim Financial Statements.
1.1.14 “Borrower’s Interim Financial Statements” means the unaudited financial statements that the Borrower is required to deliver to the Bank pursuant to Section 13.1.6(b).
1.1.15 “Borrower’s Property” means all lands and properties owned or occupied by the Borrower or any of its Subsidiaries.
1.1.16 “Borrower’s Representations Certificate” means the Officer’s Certificate in the form of Schedule 1.7.9 annexed hereto.
1.1.17 “Canadian Dollars” and “Cdn. $” mean the lawful money of Canada.
1.1.18 “Canadian Prime Rate” means the prime lending rate of the Bank, such rate being a variable per annum reference rate of interest, as announced and adjusted by the Bank from time to time, for Canadian Dollar loans made by the Bank in Canada.
1.1.19 “Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Bank to the Borrower on which the Borrower has specified that interest is to be calculated by reference to the Canadian Prime Rate.
1.1.20 “Capitalized Lease” means, with respect to any Person, any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.
1.1.21 “Capitalized Lease Obligations” means with respect to any Person, the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.
1.1.22 “Constituent Documents” means as applied to any Person (other than a natural person), the certificate of incorporation, articles of incorporation or certificate of formation, or other document evidencing the formation or incorporation of that Person, by-laws, partnership agreement, joint venture agreement or other form of agreement creating or forming that Person and any other applicable organizational document of that Person.
1.1.23 “Conversion” means a conversion of a Loan pursuant to Section 9.1.
1.1.24 “Conversion Date” means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Loan into another type of Loan and which shall be a Banking Day.
1.1.25 “Conversion Notice” means a notice substantially in the form annexed hereto as Schedule 1.7.2.

1.1.26 “Credit Facility” means the credit facility to make available to the Borrower the certain amounts under Facility A, Facility B and Facility C.
1.1.27 “Documents” means this Agreement and all certificates and other documents delivered or to be delivered to the Bank pursuant hereto or thereto, including but not limited to the ISDA Agreement and the Master Indemnity Reimbursement Agreement for Letters of Credit and, when used in relation to any Person, the term “Documents” shall mean and refer to the documents executed and delivered by such Person in connection with the creation and maintenance of this Facility.
1.1.28 “Drawdown” means an Advance of a Canadian Prime Rate Loan, a U.S. Base Rate Loan or a Libor Loan, as the case may be.
1.1.29 “Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.
1.1.30 “Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule 1.7.1.
1.1.31 “Environmental Contamination” means any discharge, abandonment, addition, deposit, dispersal, disposal, dumping, emitting, emptying, escape, leach, leak, migration, pouring, pumping, release or spill, (accidental or otherwise) of a hazardous material in violation of any environmental legislation originating on the Borrower’s Property and capable of causing material injury to any Person or to the atmosphere, soil, surface or subsurface water, property, animal or plant life.
1.1.32 “Environmental Legislation” means any and all Requirements of Law or decisions, permits, licences, authorizations or consents of any Regulatory Authority in force from time to time which regulate the environment, occupational safety, health, product liability or transportation, or impose a penalty or civil liability on any Person responsible for environmental contamination and which are applicable to the Borrower’s or its Subsidiaries business, assets or undertaking, and includes any prosecution, order, decision, notice, direction, report, recommendation or request issued, rendered or made by any Regulatory Authority in connection with environmental legislation.
1.1.33 “Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of Canadian Dollars to United States Dollars or of United States Dollars to Canadian Dollars, as the case may be, at the noon rate as quoted by the Bank of Canada or, if not so quoted, the simple average of the spot rates quoted for wholesale transactions by ABN AMRO Bank NV, in Chicago, Illinois at approximately noon (Toronto Time) on that date in accordance with their normal practice.
1.1.34 “Event of Default” means any of the events described in Section 14.1.
1.1.35 “Facility” means Facility A, Facility B or Facility C and “Facilities” means Facility A, Facility B and Facility C.

1.1.36 “Facility A” means subject to Section 2.4 the demand revolving credit facility in the maximum aggregate principal amount not to exceed the Facility A Maximum Amount, to be made available to the Borrower by the Bank for the repayment of amounts owing under “Facility A” of the 2003 Credit Agreement and general corporate purposes, in accordance with the provisions hereof.
1.1.37 “Facility A Maximum Amount” means U.S. $3,000,000 or the Equivalent Amount in Canadian Dollars, subject to any reduction in accordance with the provisions hereof.
1.1.38 “Facility B” means subject to Section 2.4 the hedging facility in the maximum aggregate amount, based on the Bank’s internal marked to market calculations, not to exceed the Facility B Maximum Amount, to be made available to the Borrower by the Bank solely for the purposes of financing Hedging Agreements entered into by the Borrower, in accordance with the provisions hereof.
1.1.39 “Facility B Maximum Amount” means U.S. $6,000,000 or the Equivalent Amount in Canadian Dollars, subject to any reduction in accordance with the provisions hereof.
1.1.40 “Facility C” means subject to Section 2.4 the standby letters of credit facility, including the Facility C Sublimit, in the maximum aggregate principal amount not to exceed the Facility C Maximum Amount, to be made available to the Borrower by the Bank solely for the purposes of issuing standby Letters of Credit or bank guarantees, in accordance with the provisions hereof.
1.1.41 “Facility C Maximum Amount” means U.S. $12,000,000 or the Equivalent Amount in Canadian Dollars, which includes the Facility C Sublimit Amount, subject to any reduction in accordance with the provisions hereof.
1.1.42 “Facility C Sublimit” means that portion of Facility C which is available for the purposes of issuing standby Letters of Credit or bank guarantee having an expiry date of more than one year but not exceeding three years after the date of issue of the Letter of Credit or bank guarantee.
1.1.43 “Facility C Sublimit Amount” means U.S. $5,000,000 or the Equivalent Amount in Canadian Dollars, which may be issued in respect of Letters of Credit under the Facility C Sublimit, subject to any reduction in accordance with the provisions hereof.
1.1.44 “GAAP” means generally accepted accounting principles in Canada in respect of entities operating in Canada (“Canadian GAAP”) and generally accepted accounting principles in the United States in respect of entities operating in the United States of America or its territories and possessions (“U.S. GAAP”), as the case may be, as in effect at the date hereof.
1.1.45 “GIT Guarantee” means a guarantee by the Guarantor of any and all amounts from time to time owing to the Bank by the Borrower, wheresoever arising, including, but not limited to the Obligations, substantially in the form of Schedule 1.7.8 hereto.
1.1.46 “Guarantor” means Telvent GIT S.A., a corporation incorporated under the laws of Spain, together with its successors and assigns.

1.1.47 “Guarantor’s Representations Certificate” means the Officer’s Certificate in the form of Schedule 1.7.10 annexed hereto.
1.1.48 “Hazardous Materials” means any substance, class of substances or mixture of substances that is entering or capable of entering the environment in a quantity or concentration or under conditions that may constitute an immediate or long-term adverse effect, or which may be hazardous, toxic, injurious, or dangerous to persons, property, air, land, water, flora, fauna or wildlife, and includes a substance or thing containing such a substance, including, without limiting the generality of the foregoing, any contaminants, pollutants, dangerous substances, liquid wastes, industrial wastes, hauled liquid wastes, toxic substances, hazardous wastes, hazardous materials or hazardous substances as defined in or pursuant to any environmental legislation pursuant thereto.
1.1.49 “Hedging Agreement” means any agreement, whether or not in writing, relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing.
1.1.50 “Hedging Obligation” means any liability of the Borrower or any Subsidiary to the Bank or an Affiliate of the Bank under any Hedging Agreement.
1.1.51 “Indebtedness” means, with respect to the Borrower and its Subsidiaries, indebtedness created, incurred, assumed or guaranteed by that Person which would, in accordance with GAAP, be classified upon a balance sheet (and the notes thereto) of that Person as liabilities (absolute or contingent), including for greater certainty all principal amounts and other amounts (other than interest) due hereunder; Provided However, that contingent liabilities under guarantees for borrowed money, to the extent of the lesser of the amount of the guarantee and the amount of the debt outstanding to which the guarantee relates, or for amounts that may be paid under a letter of credit issued for the account of that Person, and other contingent liabilities shall be included as Indebtedness only to the extent of any reserve or other amount that has been provided on the Borrower’s Financial Statements in respect of the same.
1.1.52 “Interest Payment Date” means:
(a)	with respect to each Canadian Prime Rate Loan and each U.S. Base Rate Loan, on the first Banking Day following each calendar month; and

(b)	with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than three months the last Banking Day of each such three month period during such Interest Period.
1.1.53 “Interest Period” means,

(a)	with respect to each Canadian Prime Rate Loan and each U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be, and terminating on the date ultimately selected by the Borrower hereunder for the Conversion of such Loan into another type of Loan or the repayment of such Loan; and

(b)	with respect to each Libor Loan, the period selected by the Borrower and being of thirty (30) days, sixty (60) days, ninety (90) days or one hundred and eighty (180) days duration commencing on the Drawdown Date, Rollover Date or Conversion Date of such Loan;
Provided That, the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period otherwise selected; and Further Provided, an Interest Period may not extend beyond the maturity date of the Facility to which it relates.
1.1.54 “Interest Rate” means in respect of any Loan, the rate at which interest is calculated pursuant to the terms hereof, as the case may be.
1.1.55 “ISDA Agreement” refers to the 1992 ISDA Master Agreement (Multicurrency-Cross Border) and the Schedule attached thereto, as published by the International Swaps and Derivatives Association, Inc., in each case with all attachments, as entered into by the Bank and the Borrower on November 3, 2004 on terms and conditions as set forth in Schedule 1.7.5 hereto;
1.1.56 “Judgment Conversion Date” has the meaning set out in Section 17.5.
1.1.57 “Judgment Currency” has the meaning set out in Section 17.5.
1.1.58 “Libor Loan” means an Advance in, or Conversion into, United States Dollars or Canadian Dollars made by the Bank to the Borrower on which the Borrower has specified that interest is to be calculated by reference to the Libor Rate.
1.1.59 “Libor Margin” means an additional amount of 100 basis points per annum to be added to the Libor Rate for the purposes of calculating the amount of interest to be paid by the Borrower hereunder.
1.1.60 “Libor Rate” means, for each Interest Period applicable to a Libor Loan, the rate of interest per annum, expressed on the basis of a three hundred and sixty (360) day year, at which United States Dollars or Canadian Dollars are quoted by the Bank for one, two, three and six month U.S. Dollar or Canadian Dollar deposits in the London interbank market at approximately 11:00 a.m. (London, England time) on the third Banking Day prior to the first day of such Interest Period, in an amount similar to such Libor Loan and for a period comparable to such Interest Period.
1.1.61 “L/C Liabilities” means all obligations of the Borrower to the Bank, however created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing or due or to become due, arising out of or in connection with this Agreement, any Letter of Credit, any application or any instrument or document delivered in connection therewith.
1.1.62 “L/C Obligations” means without duplication, an amount equal to the sum of:
(a)	the aggregate of the amount then available for drawing under each of the issued and outstanding Letters of Credit,

(b)	the amount equal to the stated amount of all drafts drawn on the Bank pursuant to a corresponding Letter of Credit, which drafts have been accepted by the Bank,

(c)	the aggregate outstanding amount of all Reimbursement Obligations at such time, and

(d)	the aggregate amount equal to the stated amount of all Letters of Credit requested by the Borrower but not yet issued, unless the request for an unissued Letter of Credit has been denied.
1.1.63 “Letter of Credit” means a standby letter of credit or bank guarantee to be issued by the Bank pursuant to Section 8.1 hereof.
1.1.64 “Lien” means any mortgage, pledge, hypothec, assignment, transfer, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing or any conditional sale or other title retention agreement), Capitalized Lease or any other type of preferential arrangement.
1.1.65 “Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan or Libor Loan made to the Borrower.
1.1.66 “Master Indemnity Reimbursement Agreement for Letters of Credit” means an agreement providing for the reimbusements of amounts owing from the Borrower to the Bank as set forth in Schedule 1.7.5.
1.1.67 “Material Adverse Effect” means a material adverse effect upon (i) the business, assets, condition (financial or otherwise), operations, performance, properties, results of operations or prospects of the Borrower or the Guarantor, in each case taken as a whole, (ii) the ability of the Borrower, the Guarantor or the Borrower and its Subsidiaries to perform their respective obligations under this Agreement, the Documents or the Security Documents to which they are a party, (iii) the ability of the Bank to enforce the Obligations, or (iv) the validity or enforceability of this Agreement, the Documents or the Security Documents to which the Borrower or the Guarantor is a party, or the rights or remedies of the Bank hereunder and thereunder.
1.1.68 “Obligations” means the obligations of the Borrower to repay the principal of, and to pay interest on, the Loans, all L/C Obligations, all Hedging Obligations and to pay all fees and other amounts from time to time due from the Borrower to the Bank hereunder and under the ISDA Agreement and the Master Indemnity Reimbursement Agreement for Letters of Credit.

1.1.69 “Off-Balance Sheet Liabilities” means, with respect to any Person, (i) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to Receivables sold by such Person or any of its Subsidiaries, (ii) any liability of such Person or any of its Subsidiaries under any sale and leaseback transaction which does not create a liability on the consolidated balance sheet of such Person (iii) any liability of such Person or any of its Subsidiaries under any financing lease or so-called “synthetic lease” or “tax ownership operating lease” transaction, or (iv) any obligations of such Person or any of its Subsidiaries arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of such Person and its Subsidiaries.
1.1.70 “Officer’s Certificate” means a certificate signed by any one of the President, a Vice-President, the Treasurer or the Controller of the Borrower, setting forth the information or affirmations required for the purposes thereof.
1.1.71 “Permitted Encumbrances” means in respect of any particular asset of the Borrower or any of its Subsidiaries, any of the following Liens, or restrictions as to sale or other disposition:
(a)	undetermined or inchoate Liens and charges incidental to construction, maintenance or operations which have not at the time been filed pursuant to Requirements of Law and any Liens and charges incidental to construction, maintenance or operation which, although filed, relate to obligations not overdue or to obligations the validity of which is being contested in good faith if the Borrower or the Subsidiary shall have made on its books provision reasonably deemed by it to be adequate therefor;

(b)	Liens for taxes and assessments for the then current year, Liens for taxes and assessments not at the time overdue, Liens securing workers’ compensation assessments and Liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time in good faith, if the Borrower or the Subsidiary shall have made on its books provision reasonably deemed by it to be adequate therefor;

(c)	liens for the excess of the amount of any taxes, rates, assessments or governmental charges or levies for which final assessments have not been received over and above the amount of such taxes, rates, assessments or governmental charges or levies as estimated by the Borrower or its Subsidiaries;

(d)	pledges or deposits to secure obligations under workers’ compensation or similar legislation, including Liens or judgments thereunder which are not currently dischargeable;

(e)	liens created or resulting from any litigation or legal proceeding which is currently being contested in good faith by appropriate proceedings diligently conducted;

(f)	liens or any rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(g)	easements, rights-of-way or similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness of such land in the business of the Borrower or any of its Subsidiaries;

(h)	all rights reserved to or vested in any governmental body by the terms of any lease, licence, franchise, grant or permit held by the Borrower or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Lien on any property or asset of the Borrower or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(i)	encumbrances resulting from the deposit of cash, obligations, surety bonds, bank guarantees or standby letters of credit or Letters of Credit as security when the Borrower or its Subsidiaries is required to do so by governmental or other public authority or by normal business practice in connection with contracts, licences or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same, or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by Requirements of Law;

(j)	public and statutory obligations which are not due or delinquent, and security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Borrower or its Subsidiaries;

(k)	pledges, deposits, surety bonds, bank guarantees or standby letters of credit or Letters of Credit to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases on real property to which the Borrower or any of its Subsidiaries is a party;

(l)	purchase money Liens, conditional sales agreements or other title retention mortgage, charge, hypothec, pledge, Lien or other encumbrance on a property or asset created, issued or assumed to secure the unpaid purchase price in respect of such property or asset (“Purchase Money Mortgages”) (Provided That during the term of this Agreement, the Borrower and its Subsidiaries, collectively, shall only be permitted to have outstanding Purchase Money Mortgages in respect of Capital Assets for which the aggregate of the unpaid purchase price and Capitalized Lease Obligations, as the case may be, do not exceed U.S. $1,000,000 or the Equivalent Amount in Canadian Dollars, at anytime and from time to time);

(m)	any lease or sublease granted by the Borrower or its Subsidiaries in the normal course of business, Provided That, any such lease or sublease will not materially adversely affect the enjoyment by the Borrower or its Subsidiaries of the assets of the Borrower and its Subsidiaries taken as a whole in the conduct of their business;

(n)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held by the Borrower or its Subsidiaries;

(o)	the Lien of the Master Accounts Receivable Purchase Agreement among ABN AMRO Bank N.V., Telvent Canada Ltd., Telvent USA Inc. and Miner And Miner, Consulting Engineers, Incorporated Dated as of December 7, 2007; and

(p)	the Lien of the Master Factoring Agreement among National Bank of Canada (Natexport Division), Telvent Canada Ltd., Telvent USA Inc., Telvent Farradyne Inc. and Miner And Miner, Consulting Engineers, Incorporated (now called Telvent Miner & Miner Inc.) dated as of December 28, 2007.
1.1.72 “Person” means an individual, partnership, corporation, body corporate, trust or other business or legal entity or any duly constituted government of or in any country and any minister, department, commission, board, bureau, agency, authority, instrumentality or court and the like of any such government.
1.1.73 “Quarter” means a three-month period ending on the last day of March, June, September or December in a year, as the case may be.
1.1.74 “Receivable” means the Borrower’s and its Subsidiaries’ presently existing and hereafter arising or acquired accounts, accounts receivable, and all present and future rights of the Borrower or any Subsidiary to payment for goods sold, leased or licensed, or for services rendered (except those evidenced by instruments or chattel paper), whether or not they have been earned by performance, and all rights in any merchandise or goods which any of the same may represent, and all rights, title, security and guaranties with respect to each of the foregoing, including, without limitation, any right of stoppage in transit.
1.1.75 “Regulatory Authority” means any nation or government, any federal, provincial, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions (including any supra-national bodies such as the European Union or the European Central Bank) and shall include any stock exchange and quotation service.
1.1.76 “Reimbursement Obligation” has the meaning given that expression in the Master Indemnity Reimbursement Agreement for Letters of Credit.
1.1.77 “Repayment Notice” means a notice substantially in the form of Schedule 1.7.3 annexed hereto.
1.1.78 “Requirements of Law” means as to any Person, enactments, statutes, rules, regulations, standards, orders, bylaws and codes (including the Constituent Documents of such Person), decisions, directives, permits, licences, authorizations, policies, rules or consents of any

Regulatory Authority, and decisions, orders, judgements, decrees and directions of courts and quasi-judicial bodies of competent jurisdiction and in each case applicable to or binding upon such Person or any of its business, assets and undertaking.
1.1.79 “Rollover” means a rollover of a Loan of one type into a Loan of the same type.
1.1.80 “Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.
1.1.81 “Rollover Notice” means a notice substantially in the form annexed hereto as Schedule 1.7.4.
1.1.82 “Security Documents” means the GIT Guarantee, including, without limitation, any and all amendments and additions thereto and replacements thereof and substitutions therefor.
1.1.83 “Solvent” means when used with respect to any Person, that at the time of determination:
(a)	the fair value of its assets (both at fair valuation and at present fair saleable value) is equal to or in excess of the total amount of its liabilities, including, without limitation, contingent liabilities; and

(b)	it is then able and reasonably expects to be able to pay its debts as they mature; and

(c)	it has capital sufficient to carry on its business as conducted and as proposed to be conducted.
With respect to contingent liabilities (such as litigation, guarantees and pension plan liabilities), such liabilities shall be computed at the present value of the amount which, in light of all the facts and circumstances existing at the time, represent the amount which can be reasonably be expected to become an actual or matured liability.
1.1.84 “Subsidiary” means with respect to any Person (the “First Person”):
(a)	any corporation (the “Second Person”) more than fifty percent (50%) of the outstanding securities having ordinary voting power, or

(b)	any partnership, limited liability company, association, joint venture or other entity or business organization (the “Second Person”) more than fifty percent (50%) of the rights carrying the power, whether held directly or indirectly to direct, or cause the direction of the management and policies of a Person by contract, through the ownership of voting securities or otherwise of the Second Person shall at the time be owned or controlled, directly or indirectly, by the First Person or by one or more of the First Person’s Subsidiaries or by the First Person and one or

more of the First Person’s Subsidiaries. Unless otherwise expressly provided, all references herein to a “Subsidiary” means a Subsidiary of the Borrower.
1.1.85 “Toronto Time” means local time in Toronto, Ontario on the date for which such determination is being made.
1.1.86 “United States Dollars” and “U.S. $” means the lawful money of the United States of America.
1.1.87 “U.S. Base Rate” means the prime lending rate of the Bank, expressed on the basis of a year of three hundred and sixty (360) days, being a variable per annum reference rate of interest, as announced and adjusted by the Bank from time to time, for United States Dollar loans in Canada.
1.1.88 “U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the Bank to the Borrower on which the Borrower has specified that interest is to be calculated by reference to the U.S. Base Rate.
1.2 Per Annum Calculations
Unless otherwise stated, wherever in this Agreement reference is made to a “per annum” rate of interest or otherwise, such expression shall be calculated on the basis of a calendar year of three hundred and sixty five (365) days or three hundred and sixty six (366) days, as the case may be.
1.3 Currency
All references to currency herein shall be to lawful money of the United States of America, unless otherwise expressly stated.
1.4 Interest Act (Canada)
For the purposes of this Agreement, whenever interest is calculated on the basis of a year of three hundred and sixty (360) days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate (as so determined) multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by three hundred and sixty (360).
1.5 Application Of Generally Accepted Accounting Principles
Except to the extent inconsistent herewith, or as otherwise agreed to in writing by the Bank and the Borrower, GAAP shall be adhered to and applied in respect of all financial and accounting matters herein in a consistent manner from period to period.
1.6 Computation Of Time Periods
In this Agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.7 Schedules
The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:
1.7.1 Schedule 1.7.1 — Draw Down Notice
1.7.2 Schedule 1.7.2 — Conversion Notice
1.7.3 Schedule 1.7.3 — Repayment Notice
1.7.4 Schedule 1.7.4 — Rollover Notice
1.7.5 Schedule 1.7.5 — Master Indemnity Reimbursement Agreement for Letter of Credit
1.7.6 Schedule 1.7.6 — ISDA Agreement
1.7.7 Schedule 1.7.7 — Form of Promissory Notes
1.7.8 Schedule 1.7.8 — GIT Guarantee
1.7.9 Schedule 1.7.9 — Borrower’s Representations Certificate
1.7.10 Schedule 1.7.10 — Guarantor’s Representations Certificate
1.7.11 Schedule 1.7.11 — Borrower’s Counsel’s Opinion
1.7.12 Schedule 1.7.12 — Guarantor’s Counsel’s Opinion
ARTICLE 2
THE CREDIT FACILITY
2.1 The Credit Facility
Subject to the terms and conditions of this Agreement, the Bank shall make available the amounts provided for under the Credit Facility.
2.2 Manner Of Borrowing
The Borrower may make Drawdowns under the Credit Facility of Canadian Prime Rate Loans or Letters of Credit in Canadian Dollars and of U.S. Base Rate Loans, Libor Loans or Letters of Credit in United States Dollars.
2.3 Purpose
The Credit Facility is being made available to the Borrower for general corporate purposes. Borrowings under Facility A will be used specifically, to refinance all amounts outstanding as at March 31, 2008 under the 2003 Credit Agreement in respect of “Facility A” thereunder and for working capital and general corporate purposes. Borrowings under Facility B will be used to facilitate certain Hedging Agreements. Borrowings under Facility C will be used to replace the outstanding Letters of Credit as at March 31, 2008 under the 2003 Credit Agreement in respect of “Facility C” thereunder and for issuing additional standby letters of credit or bank guarantees up to the Facility C Maximum Amount.
2.4 Availability of the Credit Facility
The Credit Facility is made available to the Borrower at the sole discretion of the Bank until further notice. Borrowings under the Credit Facility are repayable on demand and the Bank reserves the right to terminate the Credit Facility at any time and for any reason by giving written notice to the Borrower. Upon demand or termination, no further utilization of the Credit Facility will be permitted and unless an Event of Default has occurred and is continuing, the principal amount of all borrowings outstanding under the Credit Facility accrued interest shall be due and payable in full within 30 days of receipt by the Borrower of the notice in writing from the Bank terminating the Credit Facility. If upon termination by the Bank, there are unexpired Letter of Credit under the Credit Facility, the Borrower will deposit funds in the Bank for the full aggregate amount of the outstanding Letter of Credit pending individual maturities.
2.5 Availability Of Facility A Advances
Subject to Section 2.4 and the other terms, covenants and conditions hereof, the Borrower shall be entitled to make Drawdowns, Conversions and Rollovers under of Facility A; Provided That the aggregate amount of all Loans which may be outstanding in respect of Facility A shall not exceed, at any time, the amount permitted pursuant to Section 2.13.1 hereof.
2.6 Availability Of Facility B Advances
Subject to Section 2.4 and the other terms, covenants and conditions hereof, the Borrower shall be entitled to make Drawdowns, Conversions and Rollovers under of Facility B in respect of Hedging Obligations; Provided That the aggregate amount of all Loans which may be outstanding in respect of Facility B shall not exceed, at any time, the amount permitted pursuant to Section 2.13.2 hereof and shall be solely for the purposes of facilitating Hedging Agreements pursuant to the ISDA Agreement. The Borrower shall not be permitted to request the facilitation of any Hedging Agreement under Facility A or Facility C.
2.7 Availability Of Facility C Advances
Subject to Section 2.4 and the other terms, covenants and conditions hereof, the Borrower shall be entitled to request the issue of one or more Letters of Credit under Facility C; Provided That the aggregate amount of all Loans and L/C Obligations which may be outstanding in respect of Facility C shall not exceed, at any time, the amount permitted pursuant to Section 2.13.3, and shall be solely for the purposes of issuing Letters of Credit to be provided by the Borrower to Persons, who are not Affiliates of the Borrower, for the purposes of securing the performance of obligations related to contracts and tenders in the ordinary course of business of the Borrower to such Persons subject to and on the conditions herein contained.

2.8 Drawdown And Conversion Restrictions
Drawdowns and Conversions under the Credit Facility shall be subject to the restriction that each Drawdown or Conversion in respect of a Canadian Prime Rate Loan, U.S. Base Rate Loan or Libor Loan shall be in a minimum principal amount of U.S. $100,000 or the Equivalent Amount in Canadian Dollars, and increments in excess thereof of U.S. $100,000 or the Equivalent Amount in Canadian Dollars, and integral multiples thereof (except where the remaining balance available for Drawdown or Conversion is less than U.S. $100,000 or the Equivalent Amount in Canadian Dollars, in which case the amount of the remaining balance shall be the minimum principal amount).
2.9 Notice Periods For Drawdowns, Conversions And Rollovers
The Borrower may make a Drawdown, Conversion or Rollover under the Credit Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, with respect to a specified type of Loan to the Bank not later than (i) 11:00 a.m. (Toronto Time) one (1) Banking Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date for Canadian Prime Loans and U.S. Base Rate Loans, or (ii) 11:00 a.m. (Toronto Time) three (3) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date for Libor Loans.
2.10 Bank’s Obligations With Respect To Canadian Prime Rate Loans, U.S. Base Rate Loans and Libor Loans
The Bank shall, prior to 12:00 a.m. (Toronto Time) on the Drawdown Date, Rollover Date or Conversion Date specified by the Borrower in a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan or Libor Loan, make available the full amount of the amounts so credited to the Borrower.
2.11 Irrevocability
A Drawdown Notice, Rollover Notice or Conversion Notice properly given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower and the Bank to take the action contemplated on the date specified therein, except as provided in Section 15.1.
2.12 Cancellation Or Reduction Of Credit Facility
The Borrower may, at any time, upon giving at least five (5) Banking Days prior notice to the Bank, cancel in full or, from time to time, reduce in part the undrawn portion of any Facility; Provided That, any such reduction shall be in a minimum amount of U.S. $100,000, or the Equivalent Amount in Canadian Dollars, and reductions in excess thereof shall be in increments of U.S. $100,000, or the Equivalent Amount in Canadian Dollars, and integral multiples thereof (except where the remaining balance available is less than U.S. $100,000, or the Equivalent Amount in Canadian Dollars, in which case the reduction shall be the amount of the remaining balance).

2.13 Nature Of Credit Facility
Except as provided for in Section 10.1, the maximum of:
2.13.1 all Loans under Facility A shall not exceed the then current Facility A Maximum Amount; and
2.13.2 all Loans under Facility B shall not exceed the then current Facility B Maximum Amount; and
2.13.3 all Loans and L/C Obligations under Facility C shall not exceed the then current Facility C Maximum Amount, of which not more than the Facility C Sublimit Amount may be outstanding in respect of Letters of Credit which have been, and have been requested to be, issued having an expiry date of more than one year but not exceeding three years after the date of issue of the Letter of Credit; and
2.13.4 all Obligations under this Agreement shall not exceed the sum of the amounts permitted under clauses 2.13.1, 2.13.2 and 2.13.3.
ARTICLE 3
SECURITY
3.1 Grant Of Security
Payment of the Obligations shall be secured by the GIT Guarantee in accordance with the provisions thereof.
ARTICLE 4
CONDITIONS PRECEDENT TO DRAWDOWNS
4.1 Conditions For First Drawdown
On or before the first Drawdown hereunder the following conditions must be satisfied by the Borrower proposing to make a Drawdown:
4.1.1 Delivery of Documents — the Borrower shall have delivered duly executed copies of each of the Documents that have not previously been executed and delivered to the Bank, and the Bank shall have executed and delivered copies thereof to the Borrower;
4.1.2 GIT Guarantee — the Borrower shall cause the GIT Guarantee to be executed and delivered to the Bank;
4.1.3 Drawdown Notice — the Bank shall have received a Drawdown Notice;
4.1.4 Borrower’s Documents — the Borrower shall have delivered to the Bank certified copies of the Constituent Documents and by-laws of the Borrower, the resolutions of the directors authorizing the borrowings and certificates of incumbency of the officers of the Borrower, and any other Documents to be provided pursuant to the provisions hereof;

4.1.5 Guarantor — the Borrower shall have delivered to the Bank certified copies of the Constituent Documents of the Guarantor, the resolutions of the directors authorizing the GIT Guarantee and certificates of incumbency of the officers of the Guarantor and any other Documents to be provided pursuant to the provisions hereof;
4.1.6 Borrower’s Representations Certificate — an Officer’s Certificate from the Borrower confirming that the representations and warranties set forth in Section 12.1 are true and accurate in all material respects shall be delivered to the Bank;
4.1.7 Guarantor’s Representations Certificate — the Borrower shall have delivered a Representation Certificate in respect of the Guarantor;
4.1.8 Borrower’s Counsel’s Opinion — an opinion substantially in the form set out in Schedule 1.7.11 shall have been delivered to the Bank;
4.1.9 Guarantor’s Counsel’s Opinion — an opinion substantially in the form set out in Schedule 1.7.12 shall have been delivered to the Bank;
4.1.10 No Litigation — evidence satisfactory to the Bank shall have been received indicating that there is no litigation, including dissenting shareholder litigation, which would, or could be reasonably expected to, have a Material Adverse Effect; and
4.1.11 Payment of Fees and Costs — the Borrower shall have paid the Facility Set-Up Fee payable pursuant to Section 16.2 and the Bank’s counsel’s reasonable fees, disbursements and expenses in connection with the documentation and implementation of the Facility, the Documents and the GIT Guarantee.
4.2 Subsequent Drawdowns
4.2.1 Prior to the time of each Drawdown subsequent to the first Drawdown under this Agreement the Bank shall have received a Drawdown Notice from the Borrower.
4.3 Waiver
The conditions set forth in Sections 4.1 and 4.2 are inserted for the sole benefit of the Bank and may be waived by the Bank in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Bank at any time to assert such conditions in respect of any subsequent Drawdown.
ARTICLE 5
EVIDENCE OF DRAWDOWNS
5.1 Account Of Record
The Bank shall open and maintain separate books of account for each Facility evidencing all Loans, L/C Obligations and all other amounts owing by the Borrower to the Bank hereunder. The Bank shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall constitute prima facie non-exclusive evidence of the obligations of the Borrower to the Bank hereunder with respect to the principal amount of all Loans and L/C Obligations owing by the Borrower to the Bank hereunder.
ARTICLE 6
PAYMENTS OF INTEREST AND FEES
6.1 Interest On Canadian Prime Rate Loans
The Borrower shall pay interest on each Canadian Prime Rate Loan during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period, plus the Base Rate Margin. Each determination by the Bank of the Canadian Prime Rate applicable from time to time during an Interest Period shall, in the absence of error, be binding upon the Borrower. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding the current Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of three hundred and sixty five (365) days or three hundred and sixty six 366 days, as the case may be. Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower.
6.2 Interest On U.S. Base Rate Loans
The Borrower shall pay interest on each U.S. Base Rate Loan during each Interest Period applicable thereto in United States Dollars at a rate per annum, expressed on the basis of a three hundred and sixty (360) day year, equal to the U.S. Base Rate applicable from time to time during an Interest Period, plus the Base Rate Margin. Each determination by the Bank of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of error, be binding upon the Borrower. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding the current Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed divided by three hundred and sixty (360). Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loan without the necessity of any notice to the Borrower.
6.3 Interest On Libor Loans
The Borrower shall pay interest on each Libor Loan during each Interest Period applicable thereto in the respective currency of the Libor Loan at a rate per annum, expressed on the basis of a three hundred and sixty (360) day year, equal to the Libor Rate with respect to such Interest Period plus the Libor Margin. Each determination by the Bank of the Libor Rate applicable to an Interest Period shall, in the absence of error, be binding upon the Borrower. Upon determination of the Libor Rate applicable to an Interest Period, the Bank shall notify the Borrower. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding the current Interest Payment Date and shall be calculated on the principal amount of the Libor Loan outstanding during such period and on the basis of the actual number of days elapsed divided by three hundred and sixty (360).
6.4 No Deduction Etc.
Interest payments hereunder shall be payable by the Borrower both before and after maturity and before and after default or judgment, if any, until payment thereof in full, and interest shall accrue on overdue interest, if any, at the rates described in this Agreement.
6.5 Limit On Rate Of Interest
Notwithstanding any provision contained herein, the Borrower shall not be obliged to make any payments of interest or other amounts payable to the Bank hereunder in excess of the amount or rate which would be prohibited by Requirements of Law or would result in the receipt by the Bank of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)).
ARTICLE 7
ROLLOVERS
7.1 Selection Of Interest Periods
Prior to the expiration of each Interest Period of each Libor Loan and in accordance with Section 2.9 the Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 9.1 or a Repayment Notice pursuant to Section 10.2 with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Bank selecting the next Interest Period applicable to the Libor Loan which next Interest Period shall commence on and include the last day of such prior Interest Period. If the Borrower fails to deliver a Rollover Notice to the Bank as herein provided the Borrower shall be deemed to have given a Conversion Notice to the Bank pursuant to Section 9.1 electing to convert the Libor Loan into a U.S. Base Rate Loan or a Canadian Prime Loan.
7.2 Partial Rollovers
The Borrower may effect a Rollover of a part of a Libor Loan; Provided That, the portion which is not part of the Rollover is either repaid in accordance with Section 10.2 or converted in accordance with Section 9.1.
ARTICLE 8
LETTER OF CREDIT FACILITY
8.1 Obligation To Issue Letters Of Credit
8.1.1 The Borrower shall not be permitted to request the issuance of any Letter of Credit under Facility A or Facility B.

8.1.2 Subject to the terms and conditions of this Agreement and the Master Indemnity Reimbursement Agreement for Letters of Credit, and in reliance upon the representations, warranties and covenants of the Borrower herein set forth, the Bank hereby agrees to issue, from time to time, for the account of the Borrower one or more Letters of Credit under Facility C denominated in Canadian Dollars or U.S. Dollars in accordance with this Article.
8.2 Types And Amounts
Notwithstanding the foregoing, the Bank shall not have any obligation to issue or amend any Letter of Credit in respect of amounts advanced or to be advanced under Facility C if on the date of issuance or amendment, before or after giving effect to the Letter of Credit requested hereunder:
8.2.1 the aggregate outstanding amount of all Obligations would exceed the aggregate of the Facility A Maximum Amount, the Facility B Maximum Amount and the Facility C Maximum Amount, calculated as of the date of issuance of the requested Letter of Credit or amendment; or
8.2.2 the aggregate outstanding amount of the L/C Obligations would exceed the Facility C Maximum Amount, calculated as of the date of issuance of the Letter of Credit or amendment; or
8.2.3 the aggregate outstanding amount of the L/C Obligations in respect of Facility Sublimit C would exceed the Facility C Sublimit Maximum Amount, calculated as of the date of issuance of the Letter of Credit or amendment; or
8.2.4 the Letter of Credit has an expiry date more than three years after the date of issue of the Letter of Credit or amendment.
8.3 Conditions
In addition to the terms and conditions of any form, agreement, instrument, policy, practice or guideline established or adopted from time to time by the Bank applicable to the issue of standby letters of credit and bank guarantees and in addition to being subject to the satisfaction of the conditions contained in Section 4.1 or 4.2, as the case may be, the obligation of the Bank to issue any Letter of Credit is subject to the condition that as of the date of issuance no order, judgment or decree of any court, arbitrator or Regulatory Authority shall purport by its terms to enjoin or restrain the Bank from issuing such Letter of Credit and no Requirements of Law applicable to the Bank and no request or directive, whether or not having the force of law, from a Regulatory Authority with jurisdiction over the Bank shall prohibit or request that the Bank refrain from the issuance of Letters of Credit generally or the issuance of that Letter of Credit.
8.4 Letter Of Credit Fees.
8.4.1 The Borrower agrees to pay to the Bank:
(a)	in respect of each issued standby Letter of Credit on each Interest Payment Date, in arrears, to the Bank, a letter of credit fee at a rate per annum equal to the

Applicable L/C Fee Percentage for standby Letters of Credit, multiplied by the average daily outstanding amount available for drawing under the standby Letter of Credit; and

(b)	in respect of each other Letter of Credit on the date of issue, a letter of credit fee equal to the Applicable L/C Fee Percentage for other Letters of Credit, multiplied by the face amount of the Letter of Credit; and

(c)	all customary fees and other issuance, amendment, cancellation, document examination, negotiation, transfer and presentment expenses and related charges in connection with the issuance, amendment, cancellation, presentation of drafts drawn on the Bank pursuant to a corresponding Letter of Credit, negotiation, transfer and the like customarily charged by the Bank with respect to Letters of Credit, including, without limitation, standard commissions with respect to commercial Letters of Credit, payable at the time of invoice of such amounts.
8.4.2 For the purposes hereof, the Interest Payment Date shall be deemed to be the date on which interest would be payable in respect of a Canadian Prime Rate Loan or a US Base Rate Loan, in the currency in which the Letter of Credit is denominated.
ARTICLE 9
CONVERSION OPTIONS
9.1 Conversion Options
9.1.1 Subject to the provisions of this Agreement, the Borrower may convert the whole or any part of any type of Loan into any other type of Loan on the last day of the applicable Interest Period therefor, by giving the Bank a Conversion Notice in accordance with the time periods set forth in Section 2.9. The Bank shall, on the Conversion Date, continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted in the aggregate principal amount or Equivalent Amount, as the case may be, of the outstanding Loan or the portion thereof which is being converted.
9.1.2 Where on a Conversion one type of Loan in one currency is being converted to another type of Loan in a different currency, the Borrower shall pay to the Bank the principal amount of the Loan or the portion thereof being converted and the Bank shall make a further Loan to the Borrower in the new currency in the aggregate principal amount of the Equivalent Amount of the outstanding Loan or the portion thereof which is being converted.
ARTICLE 10
REPAYMENT
10.1 Repayment Of Excess Over Credit Facility
If at any time, the Bank determines that all Obligations then outstanding under the Credit Facility, expressed in U.S. Dollars, exceeds the maximum amount permitted under Section 2.13, expressed in U.S. Dollars, the Bank shall notify the Borrower of the amount of such excess and the Borrower shall within four Banking Days after the receipt of such notice, repay to the Bank such excess in U.S. Dollars, together with accrued interest thereon in U.S. Dollars to the date of such payment. If, to make the repayment, it is necessary to repay a Libor Loan, the Borrower shall not be required to repay such Libor Loan until the end of the Interest Period relating thereto. In making such repayment the Borrower may designate which Loans are being repaid. In determining the amount of any excess hereunder which is to be repaid, the Bank may, in the case of any other forward exchange contracts of the Borrower with other financial institutions, take such forward exchange contracts into consideration.
10.2 Optional Repayment Of Principal
10.2.1 The Borrower may at any time and from time to time pay, without penalty, to the Bank for the account of the Bank, the whole or any part of any Loan under the Credit Facility together with accrued and unpaid interest thereon to the date of such repayment; Provided That:
(a)	the Borrower shall give a Repayment Notice to the Bank at least five (5) Banking Days prior to the date of repayment; and

(b)	each such repayment may only be made on the last day of the applicable Interest Period with regard to a Loan that is being repaid.
10.2.2 If any Loan is repaid on other than the last day of the applicable Interest Period the Borrower shall, within three (3) Banking Days after notice is given and delivery of the certificate hereinafter described has been made by the Bank, pay to the Bank for the account of the Bank all costs, losses and expenses incurred by the Bank by reason of the liquidation or redeployment of deposits or other funds resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. The Bank shall prepare a certificate of a duly authorized officer of the Bank setting forth the basis of calculation thereof and such certificate shall be delivered by the Bank to the Borrower. If pursuant to the provisions of this Section or any other provision hereof the Borrower becomes obliged to pay such costs, losses or expenses, the Bank shall use its reasonable best efforts to minimize such costs, losses and expenses.
10.3 Mandatory Repayments
10.3.1 The entire amount of the Obligations outstanding in respect of Facility A, Facility B and Facility C, other than in respect of the Facility C Sublimit, shall be repaid by the Borrower when demanded by the Bank. Unless an Event of Default has occurred and is continuing, the Bank will give the Borrower 30 days notice in writing of its intention to demand repayment.
ARTICLE 11
PLACE AND APPLICATION OF PAYMENTS
11.1 Place Of Payment Of Principal, Interest And Fees
All payments of principal, interest, fees and other amounts to be made by the Borrower to the Bank pursuant to this Agreement shall be made in the currency in which the Loan is outstanding or as otherwise required under this Agreement for value on the day such amount is due and if such day is not a Banking Day on the Banking Day next following by deposit or transfer thereof to the account of the Bank in Canada.
11.2 Funds
Each amount advanced, made available, disbursed or paid hereunder shall be advanced, made available, disbursed or paid, as the case may be, for value on the date such amount is advanced, made available, disbursed or paid in such form of funds as may from time to time be customarily used for Canadian Dollars in Canada or for United States Dollars in the United States in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made.
11.3 Application Of Payments
If any Event of Default shall occur and be continuing, all payments made by the Borrower hereunder shall be applied in the following order:
11.3.1 to amounts due hereunder as costs and expenses;
11.3.2 to amounts due hereunder as default interest;
11.3.3 to amounts due hereunder as interest and amounts due under subsection 8.4.1; and
11.3.4 to amounts due hereunder as principal.
ARTICLE 12
REPRESENTATIONS AND WARRANTIES
12.1 Representations And Warranties
The Borrower represents and warrants as follows to the Bank and acknowledges and confirms that the Bank is relying upon such representations and warranties:
12.1.1 Corporate Status — The Borrower is a corporation duly incorporated and validly existing under the laws of Canada and has all necessary corporate power and authority to own its properties and carry on its business as presently carried on and is duly licensed, registered or qualified in all jurisdictions where a failure to be so licensed, registered or qualified would have a Material Adverse Effect.
12.1.2 Corporate Authority — The Borrower has full corporate power and authority to enter into this Agreement and the Documents to which it is a party, as the case may be, and to execute and deliver this Agreement and the Documents to which it is a party, and to do all acts and things contemplated or desirable hereunder and thereunder, as are required hereunder or thereunder to be done, observed or performed by them in accordance with their terms.
12.1.3 Guarantor Corporate Status — The Guarantor is a corporation duly incorporated and validly existing under the laws of Spain and has all necessary corporate power and authority to own its respective properties and carry on its respective business as presently carried on and each is duly licensed, registered or qualified in all jurisdictions where a failure to be so licensed, registered or qualified would have a Material Adverse Effect.
12.1.4 Guarantor Corporate Authority - The Guarantor has full corporate power and authority to enter into and grant the GIT Guarantee and each other Document to which it is a party, and to execute and deliver the GIT Guarantee and the Documents to which it is a party, and to do all acts and things contemplated or desirable thereunder, as are required hereunder or thereunder to be done, observed or performed by them in accordance with their terms.
12.1.5 Valid Authorization —
(a)	The Borrower has taken all necessary corporate action to authorize the creation, execution, delivery and performance of this Agreement and each of the other Documents to which it is a party and to observe and perform the provisions of each in accordance with its terms.

(b)	The Guarantor has taken all necessary corporate action to authorize the creation, execution, delivery and performance of the GIT Guarantee, and each of the other Documents to which it is a party and to observe and perform the provisions of each in accordance with its terms.
12.1.6 Validity of Documents and Enforceability — Assuming due execution by parties thereto other than the Borrower and the Guarantor, this Agreement, the Security Documents and each of the other Documents to which it is a party constitute valid and legally binding obligations of the Borrower, or the Guarantor, as the case may be, enforceable against it in accordance with its terms. Neither the execution and delivery thereof nor compliance with the terms and conditions hereof:
(a)	will result in a violation of the Constituent Documents of the Borrower, or the Guarantor, as the case may be, or any resolutions passed by the Board of Directors or shareholders of the Borrower, or the Guarantor, as the case may be, or any applicable Requirements of Law; or

(b)	will result in a breach of, or constitute a default under, any loan agreement, indenture, trust deed or any other agreement or instrument to which the Borrower, or the Guarantor, as the case may be, is a party or by which it is bound and which breach or default would, or could be reasonably expected to, have a Material Adverse Effect; or

(c)	requires any approval or consent of any Regulatory Authority having jurisdiction except such as has already been obtained.
12.1.7 Approvals —
(a)	No authorizations, approvals or consents of, and no filings, or registrations with, any Regulatory Authority or any other Person are necessary for the execution,

delivery or performance by the Borrower of this Agreement and each of the other Documents to which it is a party, or for the validity or enforceability thereof; and

(b)	No authorizations, approvals or consents of, and no filings, or registrations with, any Regulatory Authority or any other Person are necessary for the execution, delivery or performance by the Guarantor, of the GIT Guarantee or each of the other Documents to which it is a party, or for the validity or enforceability thereof.
12.1.8 Tax Examinations — All deficiencies which have been asserted against the Borrower or any of the Borrower’s Subsidiaries as a result of any federal, provincial, state, local or foreign tax examination for each taxable year in respect of which an examination has been conducted have been fully paid or finally settled or are being contested in good faith, and no issue has been raised by any taxing authority in any such examination which, by application of similar principles, could reasonably be expected to result in assertion by such taxing authority of a material deficiency for any other year not so examined which has not been reserved for in the Borrower’s Financial Statements to the extent, if any, required by GAAP. Except as permitted pursuant to Section 13.1.10, neither the Borrower nor any of the Borrower’s Subsidiaries anticipates any tax liability with respect to the years which have not been closed pursuant to applicable Requirements of Law that will have or could reasonably be expected to have a Material Adverse Effect.
12.1.9 Tax Returns — The Borrower and the Guarantor have filed all tax returns which are required to be filed by it and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Borrower, and the Guarantor, as the case may be. The charges, accruals and reserves on the books of the Borrower in respect of taxes and other governmental charges are, in the opinion of the Borrower adequate.
12.1.10 Taxes Paid — All tax returns and reports of the Borrower and its Subsidiaries required to be filed have been timely filed except for any returns or reports where the failure to file on a timely basis will not have or could not reasonably be expected to have a Material Adverse Effect, and all taxes, assessments, fees and other governmental charges upon the tax returns and reports of the Borrower and its Subsidiaries and upon their respective property, assets, income and franchises which are shown in such returns or reports to be due and payable have been paid except those items which are being contested in good faith and have been reserved for in accordance with GAAP. The Borrower has no knowledge of any proposed tax assessment against the Borrower or any of its Subsidiaries that will have or could reasonably be expected to have a Material Adverse Effect.
12.1.11 Titles and Liens — The Borrower and its Subsidiaries have good and merchantable title to each of the properties, assets and undertakings and all such properties, assets and undertakings are free and clear from all Liens other than Permitted Encumbrances and Minor Title Defects.
12.1.12 Non-Default — No Event of Default and no event in respect of any agreement, undertaking or instrument to which the Borrower or any Subsidiary is a party or to which the Borrower, any Subsidiary, or any of their respective assets may be subject has occurred which constitutes or which, with the giving of notice, lapse of time or other condition, would constitute an Event of Default or which would or could reasonably be expected to have a Material Adverse Effect.
12.1.13 Financial Condition — The Borrower’s Audited Financial Statements fairly present the financial condition of the Borrower and its Subsidiaries as at the date thereof and the results of the operations of the Borrower for the period then ending, and have been prepared in accordance with GAAP, consistently applied, except as otherwise noted therein, and no event has occurred which could reasonably be expected to have a Material Adverse Effect.
12.1.14 Borrower’s Interim Financial Statements — The Borrower’s Interim Financial Statements fairly present the financial condition of the Borrower and its Subsidiaries as at the date thereof, all in accordance with GAAP, consistently applied, except as otherwise noted, and no event has occurred which could reasonably be expected to have a Material Adverse Effect.
12.1.15 Securities Activities — Neither the Borrower nor any of its Subsidiaries:
(a)	is in violation of any Requirements of Law in relation to trading in securities to which it or its activities are subject; and

(b)	is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock (as that expression is defined in Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks, non-banks and non-broker lenders for the purpose of purchasing or carrying Margin Stock applicable to member banks of the Federal Reserve System). Margin Stock constitutes less than 25% of the value of those assets of the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder.
12.1.16 Absence of Litigation — There is no action, suit, proceeding, arbitration or, to the Borrower’s knowledge, investigation before or by any Regulatory Authority or private arbitrator pending or, to the Borrower’s knowledge, threatened against or affecting the Borrower or any of its Subsidiaries or any property of any of them which will have or could reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries is (i) in violation of any applicable Requirements of Law which violation will have or could reasonably be expected to have a Material Adverse Effect, or (ii) subject to or in default with respect to any final judgment, writ, injunction, restraining order or order of any nature, decree, rule or regulation of any court or Regulatory Authority which will have or could reasonably be expected to have a Material Adverse Effect.
12.1.17 Solvency — After giving effect to:
(a)	the Loans to be made as requested hereunder,

(b)	the other transactions contemplated by this Agreement, and

(c)	the payment and accrual of all transaction costs with respect to the foregoing,

the Borrower and its Subsidiaries are Solvent.
12.1.18 Relationship to Guarantor — The Borrower is directly or indirectly a wholly-owned subsidiary of the Guarantor.
12.1.19 Environmental Compliance —
(a)	All of the Borrower’s Properties are in a condition that is clean and healthful and free of all Environmental Contamination (including latent Environmental Contamination) or other potentially harmful physical conditions including, without limitation, any patent or latent Environmental Contamination of the atmosphere, air, soil, subsoil, groundwater or surface waters within or adjacent thereto;

(b)	No Hazardous Materials and no other materials intended for use or generated by the Borrower or any of its Subsidiaries have been or are used, stored, treated or otherwise disposed of in violation of Environmental Legislation;

(c)	All Hazardous Materials removed or emitted from the Borrower’s Properties were and are documented, transported and disposed of in compliance with all Environmental Legislation;

(d)	No materials including, without limitation, effluents, leachate, emissions or hazardous materials, generated on or emitted from the Borrower’s Properties have caused or will cause in whole or in part any Environmental Contamination or injury to any atmosphere, air, soil, subsoil, groundwater, surface water, property or persons, including adjacent property and property through or to which such materials were shipped;

(e)	All of the facilities of the Borrower or any of its Subsidiaries that were or are used by any party for the disposal of solid or other waste have been and are properly permitted and operated in compliance with all applicable Requirements of Law and have not produced and do not produce any Environmental Contamination;

(f)	There is no agreement or consent order to which the Borrower or any of its Subsidiaries is a party which relates to any environmental matter, and no such agreement or order is necessary for the continued compliance of the Borrower with applicable Environmental Legislation or any other Requirements of Law applicable to the Borrower or any of its Subsidiaries;

(g)	There have been no orders issued, investigations conducted or other proceedings taken or threatened under or pursuant to any Environmental Legislation with respect to the business, assets or undertaking of the Borrower or any of its Subsidiaries. There are no circumstances or events that have any reasonable prospect of resulting in any claim, action or other proceeding with respect to environmental damage or harm or in an order, investigation or other proceeding under or pursuant to the Environmental Legislation. All approvals, permits, certificates, licences, orders-in-council or other actions required under the environmental legislation applicable to the business, assets or undertaking of the Borrower or any of its Subsidiaries and to own and operate the same have been obtained; and

(h)	The use of, and operations relating to the business, assets and undertaking of the Borrower or any of its Subsidiaries do not constitute a nuisance nor has any claim of nuisance been made in respect of such use and operations by any adjoining landowner or other party.
12.2 Nature Of Representations And Warranties
The representations and warranties set out in this Article shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Bank or counsel to the Bank.
ARTICLE 13
COVENANTS
13.1 Affirmative Covenants Of The Borrower
The Borrower covenants and agrees with the Bank that so long as any amount payable hereunder is outstanding:
13.1.1 Punctual Payment — The Borrower shall duly and punctually pay the principal of all Loans made to it, all interest thereon and all fees and other amounts required to be paid by the Borrower hereunder at the dates and places, in the currency and in the manner mentioned herein.
13.1.2 Conduct of Business — The Borrower shall, and will cause its Subsidiaries to, maintain their respective corporate existences in good standing and do or cause to be done all things necessary to keep in full force and effect all properties, rights, franchises, licences and qualifications to carry on business where a failure to do so would have a material adverse effect on the business, operations or financial condition of the Borrower and its Subsidiaries taken as a whole.
13.1.3 Compliance with Laws — The Borrower shall, and shall cause its Subsidiaries to:
(a)	comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and

(b)	obtain as needed all permits necessary for its operations and maintain such permits in good standing unless failure to comply or obtain such permits could not reasonably be expected to have a Material Adverse Effect.
13.1.4 Operation in Accordance with Environmental Legislation — The Borrower shall and shall cause each of its Subsidiaries to, hold, maintain and operate all of its business, assets and undertaking in compliance with all applicable Environmental Legislation.

13.1.5 Environmental Authorizations — The Borrower shall and shall cause its Subsidiaries to, obtain and maintain in good standing all at all times all permits, licences, consents and approvals required under applicable Environmental Legislation, necessary for the ownership of its assets and undertaking and the conduct of its business.
13.1.6 Financial Statements and Other Information — The Borrower shall deliver to the Bank:
(a)	Annual Financial Statements — as soon as practicable and, in any event, within one hundred and fifty (150) days after the end of each of its fiscal years, including in comparative form the corresponding figures for the preceeding fiscal year, copies of:
(i)	its unaudited annual financial statements of the Borrower, and

(ii)	the unaudited annual financial statements of each of its Subsidiaries, and

(iii)	the consolidated audited annual financial statements of the Borrower and each of its Subsidiaries, consisting of balance sheets, statements of earnings and retained earnings and statements of cash flow for each such year, expressed in U.S. Dollars, together with the notes thereto and any management report or audit letter, all prepared in accordance with U.S. GAAP consistently applied, except as otherwise noted (and accepted by the Bank), throughout the period and prior periods, together, in the case of the consolidated financial statements, with a report of the auditors of the Borrower;

(b)	Quarterly Financial Statements — as soon as practicable, and in any event within sixty (60) days after the end of each Quarter the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income, Shareholders’ Equity and cash flows of the Borrower and its Subsidiaries for such fiscal quarter and cumulatively for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer of the Borrower on behalf of the Borrower as fairly presenting the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with U.S. GAAP, subject to normal year-end audit adjustments, together with:
(i)	in comparative form:
(A)	the corresponding figures as set forth in the business plan, if any, delivered pursuant to paragraph 13.1.6(b)(iii) for such period, and

(B)	the corresponding figures of the Borrower and its Subsidiaries for the period ending on the corresponding Quarter in the previous fiscal year, and
(ii)	any management discussion and analysis of such financial statements prepared for presentation to the Board of Directors of the Borrower.

(iii)	Annual Business Plan — as soon as practicable and in any event not later than one hundred and twenty (120) days after the beginning of each fiscal year commencing with the fiscal year beginning on January 1, 2008, a copy of the Borrower’s fiscal year operating budget for such fiscal year.
(c)	Other — at the request of the Bank, such other reports, certificates, projections of income and cash flow or other matters affecting the business affairs or financial condition of the Borrower and its Subsidiaries as the Bank may reasonably require and as may reasonably be available and subject to any contractual restrictions regarding confidentiality.
13.1.7 No Default Certificate — The Borrower shall deliver to the Bank, concurrently with furnishing the Borrower’s Audited Financial Statements and the Borrower’s Interim Financial Statements pursuant to paragraphs 13.1.6(a) and 13.1.6(b), an Officer’s Certificate signed by its chief executive officer, president, chief financial officer, treasurer or other responsible officer of the Borrower acceptable to the Bank, certifying that:
(a)	such Borrower’s Financial Statements fairly present the financial condition and results of operations of the Borrower and its consolidated Subsidiaries, and

(b)	no Event of Default has occurred and is continuing.
13.1.8 Amended Constituent Documents — The Borrower shall deliver to the Bank certified copies of any and all changes, amendments, additions to and deletions from the Constituent Documents of the Borrower and the Guarantor since the last date on which such documents were delivered to the Bank hereunder and certificates of incumbency of the officers of the Borrower or the Guarantor, as the case may be, and any other documents to be provided pursuant to the provisions hereof.
13.1.9 Compliance with Agreements — The Borrower and each of its Subsidiaries shall duly perform and meet its obligations and duties under this Agreement, the Security Documents and each of the other Documents to which it is a party.
13.1.10 Taxes — The Borrower shall pay, and cause each of its Subsidiaries to pay when due:
(a)	all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and

(b)	all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than Permitted Encumbrances) upon any of the Borrower’s or such Subsidiary’s property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto;

Provided, However, that no such taxes, assessments and governmental charges referred to in paragraph 13.1.10(a) above or claims referred to in paragraph 13.1.10(b) above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor.
13.1.11 Insurance — The Borrower shall and shall cause each of its Subsidiaries to, keep insured its business, assets and undertaking in such amounts as the Bank may reasonably require against loss or damage by fire and such other risks as the Bank may from time to time specify, based on the opinion of an independent, recognized insurance broker with experience in arranging insurance for clients in businesses similar to the business of the Borrower, with insurers approved by the Bank. The Borrower shall whenever from time to time requested by the Bank provide the Bank with satisfactory evidence of such insurance and any renewal thereof and shall keep the policies and proceeds of all such insurance free and clear of any Liens. Evidence satisfactory to the Bank of the renewal of every policy of insurance shall be left with the Bank at least seven (7) days before the termination thereof. Each policy of insurance entered into by the Borrower after the date hereof shall be in form and substance acceptable to the Bank and shall not, without the approval of the Bank, be subject to any co-insurance clause.
13.1.12 Maintain Business, Assets and Undertaking — The Borrower covenants and agrees with the Bank that the Borrower will hereafter for so long as there are Obligations outstanding, defend title to its assets and undertaking and those of its Subsidiaries against claims and demands of all Persons whomsoever and shall keep and maintain the same in good standing, order, condition and repair, subject to reasonable wear and tear of its assets.
13.1.13 Rights of Inspection — At any reasonable time and from time to time upon reasonable prior notice, the Borrower shall, and shall cause its Subsidiaries to, permit the Bank or any representative thereof, at the expense and risk of the Bank, to examine the financial records and books of account of the Borrower or any of its Subsidiaries and to visit and inspect the premises and properties of the Borrower or any of its Subsidiaries and to discuss the affairs or finances and accounts of either of the Borrower or any of their respective Subsidiaries with any of the senior officers of the Borrower and as may reasonably be available and subject to any contractual restrictions regarding confidentiality.
13.1.14 Notice of Material Default — The Borrower shall deliver to the Bank, forthwith upon becoming aware of any material default in the performance of any covenant, agreement or condition contained in this Agreement, an Officer’s Certificate specifying the same.
13.1.15 Notice of Alternative Financing Arrangement — Not less than fifteen (15) Banking Days prior to entering into any Alternative Financing Arrangement the Borrower shall deliver to the Bank an Officer’s Certificate advising the Bank of all relevant terms thereof, and shall include the details of all affirmative and negative covenants to be given and all security to be granted by the Borrower in connection therewith.
13.1.16 Discharge Existing Security — The Borrower shall repay all outstanding Indebtedness that is secured by a Lien on the assets or undertaking of the Borrower, other than Indebtedness allowed under Permitted Encumbrances and the Indebtedness created pursuant hereto, and shall discharge any such Lien.
13.2 Negative Covenants Of The Borrower
The Borrower covenants and agrees with the Bank that, unless the Bank otherwise consents in writing, so long as any amount payable hereunder is outstanding:
13.2.1 Nature of Business — The Borrower shall not make any material change in the nature of its business as carried on at the date hereof.
13.2.2 Negative Pledge — The Borrower shall not, nor will it permit any of its Subsidiaries to, create, issue, incur, assume or permit to exist any mortgage, charge, Lien on any of its undertakings or assets, other than Permitted Encumbrances.
13.2.3 No Modification to Material Agreements — The Borrower shall not modify any of the terms of any agreement to which it is a party which could reasonably be expected to have a Material Adverse Effect without the prior written consent of the Bank, which may be withheld it the sole discretion of the Bank.
13.2.4 No Dissolution — The Borrower shall not, nor will it permit any Subsidiary to, liquidate, dissolve or wind-up or take any steps or proceedings in connection therewith.
13.3 “Most Favored Nations” Covenant
The Borrower shall not enter into any Alternative Financing Arrangement that in the opinion of the Bank acting reasonably:
(a)	contains affirmative or negative covenants that are more restrictive than those contained in Sections 13.1 and 13.2 hereof, or

(b)	creates any Lien, other than Permitted Encumbrances, upon or with respect to any of its property, assets or undertaking, whether now owned or hereafter acquired, or assign any right to receive income or proceeds from any of such property or assets, in connection with any such Alternative Financing Arrangement unless at the time of entering into such Alternative Financing Arrangement the Borrower:
(c)	if more restrictive affirmative and negative covenants are given, the Borrower gives to the Bank additional affirmative or negative covenants substantially in the same form and effect as those contained in such Alternative Financing Arrangement, and

(d)	if a Lien is created, the Borrower secures the Obligations equally and rateably with such Lien, on terms determined by the Bank acting reasonably.
13.4 Successor Corporation
The Borrower shall not, and shall not permit any Subsidiary to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, unless:
13.4.1 prior to or contemporaneously with the consummation of such transaction the Borrower, or such Subsidiary, as the case may be, and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that upon the consummation of such transaction:
(a)	the successor corporation will have assumed all the covenants and obligations of the Borrower, or such Subsidiary, as the case may be, under this Agreement, and

(b)	this Agreement will be a valid and binding obligation of the successor corporation entitling the Bank, as against the successor corporation, to exercise all its rights under this Agreement;
13.4.2 such transaction shall be on such terms and shall be carried out in such manner as to not be materially prejudicial to the rights and powers of the Bank hereunder; and
13.4.3 such transaction shall not result in the assets of the successor corporation being subjected to any encumbrances other than Permitted Encumbrances.
Wherever the conditions of this Section 13.3 shall have been duly observed and performed the successor corporation shall possess and from time to time may exercise each and every right and power of the Borrower under this Agreement in the name of the Borrower.
ARTICLE 14
EVENTS OF DEFAULT AND ACCELERATION
14.1 Events Of Default
The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:
14.1.1 if the Borrower defaults in payment of the principal of any Loan or any L/C Obligation when due and payable and such default continues unremedied for four Banking Days after notice of such default by the Bank to the Borrower specifying such default and requiring the Borrower to put an end to the same (which said notice may be given by the Bank, in its discretion);
14.1.2 if the Borrower defaults in payment of (i) any interest (including, if applicable, default interest) due on any Loan or (ii) any other amount payable by the Borrower hereunder when due and payable and such default continues unremedied for four Banking Days after notice of such default by the Bank to the Borrower specifying such default and requiring the Borrower to put an end to the same (which said notice may be given by the Bank);
14.1.3 if the Borrower or the Guarantor neglects to observe or perform any other covenant or obligation contained in this Agreement, the Security Documents and each of the other Documents to which it is a party (other than a covenant or condition whose breach or default in performance is elsewhere in this Section specifically dealt with) and such default continues unremedied for fifteen (15) Banking Days after notice of such default by the Bank to the Borrower specifying such default and requiring the Borrower to put an end to the same;
14.1.4 if the GIT Guarantee ceases to be enforceable against the Guarantor;
14.1.5 if the Guarantor fails to pay any amount when due under the GIT Guarantee;
14.1.6 if the Borrower or the Guarantor is at any time not Solvent;
14.1.7 the Borrower or any of its Subsidiaries (A) fails to make any payment in respect of any Indebtedness of the Borrower or such Subsidiary, having an aggregate principal amount in excess of U.S. $500,000, or the Equivalent Amount in Canadian Dollars, when due and payable (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise); or (B) any other event shall occur or condition exist under any agreement or instrument relating to such Indebtedness if the effect of such event or condition is to accelerate or permit the acceleration of the maturity or cash collateral in respect thereof to be demanded; or any such Indebtedness shall become or be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required prepayment); or the Borrower or such Subsidiary is required to repurchase or offer to repurchase such Indebtedness prior to the stated maturity thereof;
14.1.8 there occurs under any agreement evidencing Hedging Obligations a termination of such agreement resulting from any event of default under such agreement by the Borrower or any Subsidiary and the aggregate termination value of such agreements so terminated is in excess of U.S. $500,000, or the Equivalent Amount in Canadian Dollars;
14.1.9 if a decree or order of a court having jurisdiction in the premises is entered adjudging either the Borrower or the Guarantor bankrupt or insolvent, or approving as properly filed a petition seeking the winding up of such party under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against, or against any substantial part of the assets of, such party or ordering the winding up or liquidation of its affairs, (or similar process or proceeding in any other jurisdiction) and any such decree or order continues unstayed and in effect for a period of fifteen (15) Banking Days;
14.1.10 if the Borrower or the Guarantor makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law in any other jurisdiction, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;
14.1.11 one or more final judgments for the payment of money in an amount in Canadian Dollars in the aggregate exceeding U.S. $500,000, or the Equivalent Amount in Canadian Dollars, shall be rendered by a court of record against the Borrower or the Guarantor in any jurisdiction or jurisdictions in which any such party has property or assets which are material to the business, operations or financial condition of the Borrower and its Subsidiaries taken as a whole and the Borrower or any such Subsidiary shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof within thirty (30) days from the date of entry thereof, and within said period of thirty (30) days, or such longer period during which execution of such judgment shall have been stayed, appeal such final judgment and cause the execution thereof to be stayed during such appeal;
14.1.12 if any representation or warranty made by the Borrower or any of its Subsidiaries in this Agreement and each of the other Documents to which it is a party or any certificate or other document at any time delivered hereunder to the Bank shall prove to have been incorrect or misleading in any material respect in respect of the business, operations or financial condition of the Borrower and its Subsidiaries taken as a whole as of the date thereof, which could reasonably be expected to have a Material Adverse Effect;
14.1.13 if proceedings are commenced for the dissolution, liquidation or winding-up of either the Borrower or the Guarantor, or for the suspension of the operations of either the Borrower or the Guarantor unless such proceedings are being actively and diligently contested in good faith; or
14.1.14 default by GIT under any Security Document or other Document to which it is a party.
14.2 Acceleration
If any Event of Default shall occur and be continuing, the entire principal amount of Loans then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder, at the option of the Bank become immediately due and payable with interest thereon, at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Borrower. In such event the Bank may, in its discretion, exercise any right or recourse, or proceed by any action, suit, remedy or proceeding against the Borrower, authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Bank, or any combination of the foregoing, and proceed to exercise any and all rights hereunder and no such remedy for the enforcement of the rights of the Bank shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.
14.3 Default Interest
If an Event of Default shall occur and be continuing, the Bank may convert, at the Equivalent Amount, if applicable, any or all Canadian Prime Rate Loans, Letters of Credit, L/C Liabilities or Libor Loans, at any time, to U.S. Base Rate Loans. Interest shall accrue in respect of all Obligations outstanding at that time:
14.3.1 on each U.S. Base Rate Loan at the Interest Rate then in effect plus 2% per annum; and
14.3.2 on L/C Liabilities in respect of each Letter of Credit which is denominated in U.S. Dollars, and each Libor Loan, which the Bank has not then converted to a U.S. Base Rate Loan, at the Interest Rate then in effect for U.S. Base Rate Loans plus 2% per annum; and
14.3.3 on L/C Liabilities in respect of each Letter of Credit which is denominated in Canadian Dollars, Canadian Prime Rate Loan, Bankers’s Acceptance, which the Bank has not then converted to a U.S. Base Rate Loan, at the Interest Rate then in effect for Canadian Prime Rate Loans plus 2% per annum;
together in each case with interest on all overdue interest at the same rate, from the date of the Event of Default in the case of each U.S. Base Rate Loan and Canadian Prime Rate Loan outstanding on the such date, or from the date of conversion in the case of any U.S. Base Rate Loan into which a Letter of Credit or L/C Liabilities is converted under this Section, for so long as such default shall continue, before and after judgment, such interest to be payable on demand.
14.4 Remedies Cumulative And Waivers
For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Bank hereunder or under any other document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Bank of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Bank may be lawfully entitled for such default or breach. Any waiver by the Bank of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained and any indulgence granted, either expressly or by course of conduct, by the Bank shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Bank under this Agreement or any other document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.
14.5 Termination Of Bank’s Obligations
The occurrence of an Event of Default shall relieve the Bank of all obligations to permit any further Drawdowns hereunder.
ARTICLE 15
CHANGE OF CIRCUMSTANCES
15.1 Market Disruption
In the event that at any time subsequent to the giving of a Drawdown Notice, Rollover Notice or Conversion Notice to the by the Borrower with regard to any Libor Loan but before the date of the Drawdown, Rollover or Conversion, as the case may be, the Bank make a determination, which shall be binding upon the Borrower, that:
15.1.1 by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining the rate of interest with respect to a Libor Loan during the Interest Period selected;
15.1.2 the making or continuing of the Libor Loan by the Bank has been made impracticable by the occurrence of an event which materially or adversely affects the London interbank market; or
15.1.3 the cost to the Bank of funding the Libor Loan for the immediately following Interest Period does not accurately reflect the effective cost of the Bank’ funding for that Interest Period, then the Bank shall give notice thereof to the Borrower and the Borrower shall, within one (1) Banking Day after receipt of such notice, give the Bank a revised Drawdown Notice or a Conversion Notice, as the case may be, which specifies the Drawdown of a Canadian Prime Rate Loan, a U.S. Base Rate Loan, on the last day of the applicable Interest Period. In the event the Borrower fails to give, if applicable, a Conversion Notice, such Libor Loan shall be converted on the last day of the applicable Interest Period, to the extent possible, into a U.S. Base Rate Loan.
15.2 Change In Law
In the event of any change after the date hereof in any applicable Requirements of Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof in Canada or the United States of America which now or hereafter:
15.2.1 subjects the Bank to any tax (other than withholding tax) or changes the basis of taxation, or increases any existing tax, on payments of principal, interest, fees or other amounts payable by the Borrower to the Bank under this Agreement (except for taxes on the overall net income of the Bank);
15.2.2 imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of the Bank; or
15.2.3 imposes on the Bank or expects there to be maintained by the Bank any capital adequacy or additional capital requirements in respect of any Loans or the Credit Facility hereunder, or any other condition with respect to this Agreement, and the result of any of the foregoing shall be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by the Bank hereunder or its effective return hereunder in respect of making, maintaining or funding the Loan under the Credit Facility the Bank shall determine that amount of money which shall compensate the Bank for such increase in cost or reduction in income (herein referred to as “Additional Compensation”). Upon the Bank having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Bank shall, within twenty (20) days, so notify the Borrower. The Borrower shall pay to the Bank within ten (10) Banking Days of the giving of such notice and receipt of the aforementioned certificate the Bank’s Additional Compensation calculated to the date of such notification. The Bank shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable. The Bank shall endeavour to limit the incidence of any such Additional Compensation, including seeking recovery for the account of the Borrower, by appealing any assessment at the expense of the Borrower upon the Borrower’s request. The Bank shall eliminate such Additional Compensation should the cause of the same be rescinded, removed, repealed or withdrawn.
15.3 Repayment Of Affected Loan
Notwithstanding the provisions hereof, if the Bank gives the notice provided for in Section 15.2 with respect to any Loan (an “Affected Loan”), the Borrower may repay in full without penalty the full amount of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Bank by reason of the liquidation or re-employment of deposits or other funds resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Bank’s obligations to make such Affected Loans to the Borrower under this Agreement shall terminate. The Bank shall prepare a certificate of a duly authorized officer of the Bank setting forth the basis of calculation thereof and such certificate shall be delivered by the Bank to the Borrower. If pursuant to the provisions of this Section or any other provision hereof the Borrower become obliged to pay such Additional Compensation or such costs, losses or expenses, the Bank shall use its best efforts to minimize such Additional Compensation and such costs, losses or expenses.

15.4 Illegality
If, in Canada or the United States of America the adoption of any applicable Requirements of Law (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by the Bank with any request or direction (whether or not having the force of law) of any such authority, central bank or comparable agency or entity, now or hereafter makes it unlawful or impossible for the Bank to make, fund or maintain a Loan under the Credit Facility or to give effect to its obligations in respect of such Loan, the Bank may, by written notice thereof to the Borrower declare its obligations under this Agreement to be terminated whereupon the same shall forthwith terminate, and the Borrower shall repay within the time required by such law (or at the end of such longer period as the Bank at its discretion has agreed) the principal of the Loan together with accrued interest, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Bank by reason of the liquidation or re-employment of deposits or other funds resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. The Bank shall prepare a certificate of a duly authorized officer of the Bank setting forth the basis of calculation thereof and such certificate shall be delivered by the Bank to the Borrower. If pursuant to the provisions of this Section or any other provision hereof the Borrower becomes obliged to pay such Additional Compensation or such costs, losses or expenses, the Bank shall use its best efforts to minimize such Additional Compensation and such costs, losses or expenses. If any such change shall only affect a portion of the Bank’s obligations under this Agreement which is, in the opinion of the Bank severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Bank or the Borrower hereunder, the Bank shall only declare its obligations under that portion so terminated.
ARTICLE 16
COSTS, EXPENSES AND INDEMNIFICATION
16.1 Costs And Expenses
The Borrower shall pay promptly upon receipt of written notice from the Bank all reasonable out of pocket costs and expenses in connection with preparation, printing, execution and delivery of this Agreement, the Security Documents and each of the other Documents to be delivered hereunder whether or not any Drawdown has been made hereunder, including, without limitation, the reasonable fees and reasonable out-of-pocket expenses of counsel to the Bank with respect thereto and with respect to advising the Bank as to its rights and responsibilities under this Agreement and the other documents to be delivered hereunder. The Borrower shall, in addition, pay promptly upon receipt of written notice from the Bank all out of pocket costs and expenses in connection with the Bank’s annual collateral field audit expenses in connection with the Credit Facility. Except for ordinary expenses of the Bank relating to the day-to-day administration of this Agreement, the Borrower further agree to pay within ten (10) Banking Days of demand by Bank all reasonable costs and expenses in connection with the preparation or review of waivers, consents and amendments and questions of interpretation of this Agreement and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Bank under this Agreement and other documents to be delivered hereunder, including, without limitation, all reasonable costs and expenses sustained by the Bank as a result of any failure by the Borrower to perform or observe their obligations contained in this Agreement and the other documents to be delivered hereunder.
16.2 Set-Up Fee
At the date of the initial Advance in respect of any Facility, the Bank shall receive a fee equal to U.S. $5,000 in respect of its facilitating the Credit Facility.
16.3 Indemnification By The Borrower
16.3.1 In addition to any liability of the Borrower to the Bank under any other provision hereof, the Borrower and its Subsidiaries shall indemnify the Bank and hold the Bank harmless against any reasonable loss or expense incurred by the Bank to third parties as a result of any failure by the Borrower to fulfil any of its obligations hereunder including, without limitation, any cost or expense incurred by reason of the liquidation or re-employment in whole or in part of deposits or other funds required by the Bank to fund or maintain any Loan as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; the Borrower’s failure to pay any other amount, including without limitation any interest or fee, due hereunder on its due date; the repayment or prepayment of a Libor Loan otherwise than on the last day of its Interest Period; or the Borrower’s failure to give any notice required to be given by it to the Bank hereunder.
16.3.2 The Borrower shall indemnify the Bank and each director, officer, employee and affiliate of the Bank (an “Indemnified Party”) in connection with any expenses, losses, claims, damages or liabilities to which any such Indemnified Party may become subject insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or in any way relate or result from the actions of the Borrower or any of its Subsidiaries in connection with the use of Loans, and to reimburse such Indemnified Party for any legal or other expenses incurred in connection with the investigating, defending or participating in any such loss, claim, damage, liability or action. Notwithstanding the foregoing the Borrower shall have no obligation hereunder with respect to indemnified liabilities or expenses arising out of the negligence or wilful misconduct of an indemnified party.
16.3.3 The Bank shall notify the Borrower of any claim to be made by the Bank pursuant to Article 15 or Article 16 within a period of one year after the Bank first had knowledge of the facts giving rise to the claim and failing the giving of such notice within such time period the claim shall be extinguished and the Bank shall have no further claim thereon.
16.4 Interest On Unpaid Costs And Expenses
Subject always to the provisions of Section 14.3 hereof, unless the payment of interest is otherwise specifically provided for herein, where the Borrower fails to pay any amount required to be paid by it hereunder when due having received notice that such amount is due, the Borrower shall pay interest on such unpaid amount from the time such amount is due until paid at an annual rate equal to the Interest Rate then in effect in respect of Canadian Prime Rate

Loans, plus 2% per annum as regards amounts denominated in Canadian Dollars and at an annual rate equal to the Interest Rate then in effect in respect of U.S. Base Rate Loans, plus 2% per annum as regards amounts denominated in United States Dollars.
ARTICLE 17
GENERAL
17.1 Confidentiality Of Information
The Bank acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the “Information”) and agree to use all reasonable efforts to prevent the disclosure thereof. Notwithstanding the foregoing, the Bank may disclose all or any part of the Information if, in its opinion, such disclosure is desirable or required in connection with any actual or threatened judicial, administrative or governmental proceeding or any investigation by any judicial authority, law enforcement agency or taxation authority, or any other process under which it is legally compelled or otherwise required to make to avoid standing liable for contempt or suffering other material censure or penalty, including any proceeding or investigation under or in respect of any rule or regulation promulgated by any Regulatory Authority, and it shall incur no liability in respect of any disclosure of information to any, or pursuant to any such requirement.
The Bank agrees with the Borrower, however that it shall endeavour to provide the Borrower with notice of any such anticipated disclosure of Information so that the Borrower may, at its sole expense, seek a protective order or other appropriate relief, or waive compliance with the provisions of this Section. If such protective order or other remedy is not obtained or the Borrower waives compliance with this Section, then the Bank will furnish only that portion of the Information which, in its sole opinion, it is legally required to furnish. Notwithstanding the foregoing, the Bank shall not be liable to the Borrower for any failure on the part of the Bank to give notice to the Borrower pursuant to this Section.
17.2 Notice
The address for notices of each of the Parties shall be as follows:
TO: Telvent Canada Ltd.
Suite 200, 10333 Southport Road S.W. Calgary, Alberta, T2W 3X6
Attention: Ramon Chavez — Treasury Manager Telvent
and:           Cameron Demcoe
Telephone: (403) 301 5009
Facsimile: (403) 301 5027
TO: ABN AMRO Bank N.V.

Suite 1500 TDWaterhouse Tower, 79 Wellington Street West P.O. Box 114, Toronto Dominion Centre Toronto Ontario M5K 1G8
Attention: Bayu Budiatmanto / International Corporate Banking
Telephone: (416) 365-2932
Facsimile: (416) 367-7937
Each of the Addressees may from time to time change their address for service herein by giving written notice to the other Addressee. Any notice, required or contemplated hereunder, may be served by personal service upon an officer or director of a Addressee or by telecopy, facsimile transmission or mailing the same, except during periods of actual or anticipated postal disruptions, by prepaid registered post in a properly addressed envelope addressed to the Addressee at its address for service hereunder, as the same may be amended from time to time in accordance herewith. Any notice given by service upon an officer or director of a Addressee shall be deemed to be given on the date of such service. Any notice given by mail shall be deemed to be given to and received by the addressee on the fifth (5th) Business Day after the mailing thereof. Any notice given by telecopy or facsimile transmission shall be deemed to be given to and received by the addressee on the next Business Day after the sending thereof.
17.3 Governing Law
This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada therein applicable to contracts made in and to be wholly performed in such Province, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.
17.4 Consent To Jurisdiction
17.4.1 The Borrower hereby irrevocably submits to the jurisdiction of any Alberta court sitting in Calgary in any action or proceeding arising out of or relating to this Agreement, the Security Documents and each of the other Documents to which it is a party and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Alberta court. The Borrower hereby consents to service upon it at its address set out in Section 17.2 of copies of the statement of claim and any process issued in respect of any such action or proceeding. The Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
17.4.2 Nothing in this Section shall affect the right of the Bank to serve legal process in any other manner permitted by law or affect the right of the Bank to bring any action or proceeding against the Borrower or its property in the courts of other jurisdictions.

17.5 Judgment Currency
17.5.1 If for the purpose of obtaining or enforcing judgment against the Borrower or any Subsidiary of the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction, including the Province of Alberta, if the courts thereof will give effect to such conversion being made on such date and otherwise on the date on which the judgment is given, (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).
17.5.2 If, in the case of any proceeding in the court of any jurisdiction referred to in Section, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.
17.5.3 Any amount due from the Borrower under the provisions of Section shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.
17.5.4 The term “rate of exchange” in this Section means the noon rate of exchange for Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published by the Bank of Canada for the day in question, or if such rate is not so published by the Bank of Canada, such rate shall mean the simple average of the spot rates quoted for wholesale transactions by ABN AMRO Bank NV, in Chicago, Illinois at approximately noon (Toronto Time) on that date in accordance with its normal practice.
17.6 Benefit Of The Agreement
This Agreement shall enure to the benefit of and be binding upon the Borrower and the Bank, and their respective successors and permitted assigns.
17.7 Assignment And Novation
The Bank may assign its rights and obligations under this Agreement and novate the assignee into this Agreement, including without limitation to a Subsidiary or Affiliate of the Bank.
17.8 Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
17.9 Whole Agreement
This Agreement constitutes the whole and entire agreement between the parties hereto in connection with the borrowings contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.
17.10 Amendments And Waivers
Except as otherwise specifically provided herein, any provision of this Agreement may be amended only by the Borrower and the Bank in writing and may be waived only if the Bank so agrees in writing. Any such waiver and any consent by the Bank under any provision of this Agreement may be given subject to any conditions thought fit by the Bank. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.
17.11 Further Assurances
The Borrower, and the Bank shall promptly cure any default by it in the execution and delivery of this Agreement to which it is a party. The Borrower, at its expense, shall promptly execute and deliver to the Bank, upon request by the Bank, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set out herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.
17.12 Binding Effect
This Agreement shall become effective when it shall have been executed by the Borrower and the Bank and thereafter shall be binding upon and enure to the benefit of the Borrower and the Bank and their respective successors and assigns. The Borrower shall not assign its rights and obligations hereunder or any interest herein without the prior consent of all the Bank.
17.13 Time Of The Essence
Time shall be of the essence of this Agreement.
17.14 Counterpart Execution
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the date first above written.

Telvent Canada Ltd.

Per:	/s/ David Jardine		Per:	/s/ Cameron Demcoe

	Name:	David Jardine		Name:	Cameron Demcoe

	Title:	President		Title:	Corporate Secretary

ABN AMRO Bank NV.

Per:	/s/ Darcy Mack		Per:	/s/ H. Bayu Budiatmanto

	Name:	Darcy Mack		Name:	H. Bayu Budiatmanto

	Title:	First Vice President		Title:	Vice President